SCHEDULE 13G

Amendment No. 2
Applied Bioscience International Inc.
Common Stock
Cusip # 037917101
Filing Fee:  No

Cusip # 037917101
Item 1: Reporting Person - General American Investors Company, Inc. - (Tax ID: 13-5098450)
Item 4:           Delaware
Item 5:           1,036,000
Item 6:           0
Item 7:           1,056,084
Item 8:           0
Item 9:           1,056,084
Item 11:          less than 5%
Item 12:          IV and IA

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).          Name of Issuer:

          Applied Bioscience International Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

          4350 North Fairfax Drive
          Arlington, VA  22203-1627

Item 2(a).          Name of Person Filing:

          General American Investors Company, Inc.

Item 2(b).          Address or Principal Business Office or, if none, Residence:

          450 Lexington Avenue
          New York, NY  10017

Item 2(c).          Citizenship:

          Delaware Corporation

Item 2(d).          Title of Class of Securities:

          Common Stock, $.01 Par Value

Item 2(e).          CUSIP Number:

          037917101

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), and the person filing is an: Investment Company registered under section 8 of the Investment Company Act of 1940 and Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4(a).          Amount Beneficially Owned:

          1,056,084

Item 4(b).          Percent of Class:

          less than 5%

Item 4(c).          Number of shares as to which such person has:

         (i)       sole power to vote or to direct the vote
                         1,036,000
         (ii)      shares power to vote or to direct the vote
                            0
         (iii)     sole power to dispose or to direct the disposition of
                         1,056,084
         (iv)      shared power to dispose or to direct the disposition of
                            0

Item 5.             Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                    Parent Holding Company.

          Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.             Notice of Dissolution of Group.

          Not Applicable.

Item 10.            Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 9, 1996
Date


         /s/Eugene L. DeStaebler, Jr.
Signature



         Eugene L. DeStaebler, Jr.
         Vice-President, Administration
Name/Title